UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the third quarter results ended February 3, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐ No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

March 12, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

For the 16-week period ended February 3, 2008

Management's Discussion and Analysis

The purpose of this Management's Discussion and Analysis (MD&A) is, as required by regulators, to explain management's point of view on Alimentation Couche-Tard Inc.'s (Couche-Tard) financial condition and results of operations as well as the performance during the third quarter of the fiscal year ending April 27, 2008. More specifically, it outlines our development strategy, performance in relation to objectives, future expectations and how we address risk and manage our financial resources. This MD&A also provides information to improve the reader's understanding of the quarterly consolidated financial statements and related notes. It should therefore be read in conjunction with those documents. By "we", "our", "us" and "the Company", we refer collectively to Couche-Tard and its subsidiaries.

Except where otherwise indicated, all financial information reflected herein is expressed in United States dollars (US dollars) and determined on the basis of Canadian generally accepted accounting principles (Canadian GAAP). The interim consolidated financial statements have not been audited nor have they been subject to a review engagement by the Company's auditors.

We also use measures in this MD&A that do not comply with Canadian GAAP. When such measures are presented, they are defined and the reader is informed. You should read the following MD&A in conjunction with the annual consolidated financial statements and related notes included in Couche-Tard's 2007 Annual Report, which, along with additional information relating to Couche-Tard, including the latest Annual Information Form, is available on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov and on the Company's website at www.couche-tard.com.

Forward-Looking Statements

This MD&A includes certain statements that are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Any statement in this MD&A that is not a statement of historical fact may be deemed to be a forward-looking statement. When used in this MD&A, the words "believe", "intend", "expect", "estimate" and other similar expressions are generally intended to identify forward-looking statements. It is important to know that the forward-looking statements in this MD&A describe our expectations as at March 12, 2008, which are not guarantees of future performance of Couche-Tard or its industry, and involve known and unknown risks and uncertainties that may cause Couche-Tard's or the industry's outlook, actual results or performance to be materially different from any future results or performance expressed or implied by such statements. Our actual results could be materially different from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. A change affecting an assumption can also have an impact on other interrelated assumptions, which could increase or diminish the effect of the change. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, the reader is cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements do not take into account the effect that transactions or special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

The foregoing risks and uncertainties include the risks set forth under "Business Risks" and "Other Risks" in our 2007 Annual Report as well as other risks detailed from time to time in reports filed by Couche-Tard with securities regulators in Canada and the United States.

Our Business

We are the leader in the Canadian convenience store industry. With respect to our positioning in North America, we are the second-largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores.

Our network is comprised of 5,690 convenience stores throughout North America, including 3,440 stores with motor fuel dispensing. We are present in nine North American markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout our network and at the service offices. As we stated in the second quarter of 2007, we privileged the operation of networks with a maximum of approximately 600 company-operated stores per business unit. We therefore announced, on January 23, 2008, the implementation of two new business units in the U.S., which will be in operation as of April 28, 2008. They will be identified as follows: the Southwest division, which will include the states of Texas, Colorado, Oklahoma and New Mexico, and the Gulf division, which will include the states of Tennessee, Mississippi, Louisiana, Arkansas and the western Panhandle of Florida.

Our mission is to offer our clients the best service on the market by developing a customized and friendly relationship while still finding ways to surprise them on a daily basis. In this regard, we strive to meet the demands and needs of our clientele based on their regional requirements. To do so, we offer consumers food and beverage items, motor fuel and other high-quality products and services designed to meet clients' demands in a clean and welcoming environment. Our positioning in the industry stems primarily from the success of our business model, which is based on a decentralized management structure and operational expertise that is enhanced by our experience in the various regions of our network. Our positioning is also a result of our focus on in-store merchandise, as well as our continued investments in our proprietary brand products, our IMPACT program and the technological development of our stores.

The convenience store sector is fragmented. Our industry is in a consolidation and restructuring phase following the stiff competition and fluctuations in motor fuel margins. Economies of scale are now essential to succeed in this business sector. We are participating in this process through our acquisitions and we believe that it is still possible for industry participants that have a good financial position such as Couche-Tard to grow through mergers and acquisitions.

Exchange Rate Data

The Company reports in US dollars given the predominance of its operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	16-week periods ended		40-week periods ended
	February 3,	February 4,	February 3,	February 4,
	2008	2007	2008	2007
Average for period (1)	1.0107	0.8682	0.9720	0.8835
Period end	0.9874	0.8435	0.9874	0.8435

(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Overview of the Third Quarter of 2008

Sale and leaseback transaction

On December 21, 2007, through our subsidiaries Circle K Stores Inc. and Mac's Convenience Stores LLC., we entered into a sale and leaseback transaction with Cole Credit Property Trust II, Inc. relating to 83 properties for a total selling price of $131.4 million. The proceeds were used namely to reduce our term revolving unsecured operating credit. The properties sold are located in several states and are subject to lease agreements with an initial average term of 20 years.

Dividends

On November 20, 2007, the Board of Directors declared a dividend of Cdn$0.035 per share to shareholders on record as at November 29, 2007, and approved its payment for December 7, 2007. On March 12, 2008, the Board of Directors declared a quarterly dividend of Cdn$0.035 per share for the third quarter of fiscal 2008 to shareholders on record as at March 25, 2008, and approved its payment for April 4, 2008. These are eligible dividends within the meaning of the Income Tax Act.

Share repurchase program

Under a share repurchase program, we purchased 49,000 Class A multiple voting shares during the quarter at an average cost of Cdn$17.44 and 2,272,700 Class B subordinate voting shares at an average cost of Cdn$17.48. On a cumulative basis, as at February 3, 2008, since the implementation of this program, purchases total 54,400 Class A multiple voting shares at an average cost of Cdn$17.72 and 2,652,400 Class B subordinate voting shares at an average cost of Cdn$17.87.

Outstanding shares and stock options

As at March 5, 2008, Couche-Tard had 56 062 912 Class A multiple voting shares and 143 522 482 Class B subordinate voting shares issued and outstanding. In addition, as at the same date, Couche-Tard had 8 905 499 outstanding stock options for the purchase of Class B subordinate voting shares.

Summary of changes in our stores during the third quarter of 2008

The following table presents certain information regarding changes in our stores over the 16-week and the 40-week periods ended February 3, 2008:

	16-week period ended February 3, 2008			40-week period ended February 3, 2008
	Company-			Company-
	operated	Affiliated		operated	Affiliated
	stores	stores[1]	Total	stores	stores[1]	Total

Number of stores, beginning of period	4,087	1,550	5,637	4,072	1,441	5,513

Acquisitions	10	45	55	44	45	89

Openings / constructions / additions	15	53	68	31	195	226

Closures / withdrawals	(25)	(45)	(70)	(65)	(73)	(138)

Conversions into company-operated stores	-	-	-	5	(5)	-

Number of stores, end of period	4,087	1,603	5,690	4,087	1,603	5,690

1. The affiliated store count includes wholesalers and members of purchasing agreements.

During the quarter, we also implemented our IMPACT program in 115 company-operated stores, for a total of 329 since the beginning of the current fiscal year. As a result, 59.0% of our company-operated stores have now been converted to our IMPACT program, which gives us considerable opportunity for future internal growth.

Selected Consolidated Financial Information

The following table highlights certain information regarding our operations for the 16-week periods and the 40-week periods ended February 3, 2008, and February 4, 2007:

(In millions of US dollars, unless otherwise stated)	16-week periods ended			40-week periods ended
	February 3,	February 4,	Variation	February 3,	February 4,	Variation
	2008	2007	%	2008	2007	%
Statement of Operations Data:
Merchandise and service revenues (1):
United States	1,011.3	937.9	7.8	2,685.5	2,347.9	14.4
Canada	501.5	422.9	18.6	1,350.9	1,182.0	14.3
Total merchandise and service revenues	1,512.8	1,360.8	11.2	4,036.4	3,529.9	14.3
Motor fuel revenues:
United States	2,685.6	1,875.4	43.2	6,662.3	4,847.9	37.4
Canada	392.5	261.8	49.9	965.5	737.0	31.0
Total motor fuel revenues	3,078.1	2,137.2	44.0	7,627.8	5,584.9	36.6
Total revenues	4,590.9	3,498.0	31.2	11,664.2	9,114.8	28.0
Merchandise and service gross profit (1):
United States	332.9	317.1	5.0	884.1	791.4	11.7
Canada	174.9	147.7	18.4	471.6	413.1	14.2
Total merchandise and service gross profit	507.8	464.8	9.3	1,355.7	1,204.5	12.6
Motor fuel gross profit:
United States	126.7	106.7	18.7	326.2	289.3	12.8
Canada	25.5	16.4	55.5	62.7	44.7	40.3
Total motor fuel gross profit	152.2	123.1	23.6	388.9	334.0	16.4
Total gross profit	660.0	587.9	12.3	1,744.6	1,538.5	13.4
Operating, selling, administrative and general expenses	529.4	462.9	14.4	1,323.7	1,145.4	15.6
Depreciation and amortization of property and equipment and other assets	53.8	43.3	24.2	132.6	99.4	33.4
Operating income	76.8	81.7	(6.0)	288.3	293.7	(1.8)
Net earnings	50.5	43.7	15.6	173.8	163.0	6.6
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.6%	34.2%	(0.6)	33.6%	34.1%	(0.5)
United States	32.9%	33.8%	(0.9)	32.9%	33.7%	(0.8)
Canada	34.9%	34.9%	-	34.9%	34.9%	-
Growth of same-store merchandise revenues (2) (3):
United States	2.4%	1.9%		3.3%	3.0%
Canada	1.6%	3.2%		4.4%	2.9%
Motor fuel gross margin:
United States (cents par gallon) (3):	14.38	13.19	9.0	14.65	15.50	(5.5)
Canada (Cdn cents per litre)	5.03	4.05	24.2	5.03	4.21	19.5
Volume of motor fuel sold (4):
United States (millions of gallons)	914.2	841.8	8.6	2,322.6	1,938.0	19.8
Canada (millions of litres)	501.7	470.1	6.7	1,284.9	1,203.5	6.8
Growth of same-store motor fuel volume (3):
United States	(1.0%)	3.2%		(0.5%)	4.5%
Canada	5.3%	4.2%		6.4%	4.5%
Per Share Data:
Basic net earnings per share (dollars per action)	0.25	0.22	13.6	0.86	0.81	6.2
Diluted net earnings per share (dollars per action)	0.24	0.21	14.3	0.84	0.78	7.7

				February 3,	April 29,	Variation
				2008	2007	$
Balance Sheet Data:
Total assets				3,188.2	3,043.2
Interest-bearing debt				765.5	870.0
Shareholders' equity				1,309.0	1,145.4
Ratios:
Net interest-bearing debt/total capitalization (5)				0.32:1	0.39:1
Net interest-bearing debt/EBITDA (6)				1.19:1(7)	1.48:1
1.	Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.
2.	Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.
3.	For company-operated stores only.
4.	Includes volume of franchisees and dealers.
5.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders' equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

6.

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

7.

This ratio was standardized over a period of one year. It includes the results of the first, second and third quarters of the year ending April 27, 2008 as well as the fourth quarter of the year ended April 29, 2007.

Analysis of consolidated results for the third quarter and the first three quarters of 2008

Revenues

Our revenues amounted to $4.6 billion for the 16-week period ended February 3, 2008, up $1.1 billion, for an increase of 31.2%, of which $314.2 million is attributable to the major acquisitions carried out over the past 12 months. For the first three quarters, our growth in revenues was $2.5 billion or 28.0%, which boosted our revenues to $11.7 billion, of which $1.4 billion is attributable to our major acquisitions. The proportion of our business in the United States is 80.1% compared with 79.0% for the 40-week period ended February 4, 2007.

More specifically, the growth of merchandise and service revenues for the third quarter was $152.0 million or 11.2%, of which $50.5 million was generated by the stores acquired during the past 12 months and $70.8 million was generated by the 16.4% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the increase in same-store merchandise revenues, was 2.4% in the United States and 1.6% in Canada. Growth in the U.S. followed the positive trend seen in the first six months despite the economic slowdown in some regions. We implemented aggressive promotions in certain customized categories and we continued to implement one of our key success factors: our IMPACT program. In the Canadian market, the weather and the increase in contraband cigarette sales were determining factors in the slowdown of our performance. In the first three quarters, our revenues jumped $506.5 million, of which $244.4 million stems from the stores acquired and $119.6 million is attributable to the sharp rise in the Canadian dollar. The growth of same-store merchandise and service revenues was 3.3% in the United States and 4.4% in Canada.

Motor fuel revenues increased $940.9 million or 44.0% for the 16-week period ended February 3, 2008, of which $613.5 million stems from a higher average retail price at the pump in our U.S. and Canadian company-operated stores, as shown in the following table, beginning with the fourth quarter of the year ended April 29, 2007:

					Weighted
Quarter	4th	1st	2nd	3rd	average
52-week period ended February 3, 2008
United States (US dollars per gallon)	2.52	2.98	2.73	2.96	2.81
Canada (Cdn cents per litre)	90.11	98.49	92.35	95.92	94.43
53-week period ended February 4, 2007
United States (US dollars per gallon)	2.30	2.86	2.61	2.26	2.48
Canada (Cdn cents per litre)	88.63	96.08	89.87	80.27	88.08

The major acquisitions carried out over the past 12 months contributed 90.7 million additional gallons during the 16-week period ended February 3, 2008, or $263.7 million in revenues. The appreciation of the Canadian dollar against its U.S. counterpart was also responsible for $55.2 million of the increase. The same-store motor fuel volume fell 1.0% in the United States and rose 5.3% in Canada. As mentioned earlier, the poor performance in the United States can be explained by the unfavourable economic climate in certain regions. Growth in Canada is primarily due to the strong economy in Western Canada combined with the popularity of the CAA program in Quebec. For the first three quarters, motor fuel revenues rose $2.0 billion, up 36.6%. The increase in the retail price at the pump is behind $752.5 million of the increase and $87.9 million is due to the strong Canadian dollar. Our major acquisitions contributed an additional 381.9 million gallons or $1.1 billion in sales. Finally, the same-store motor fuel volume fell slightly by 0.5% in the United States but rose sharply by 6.4% in Canada.

Gross profit

The merchandise and service gross margin was 33.6% in the third quarter of 2008, compared with 34.2% in the third quarter of 2007. In the United States, the gross margin was 32.9%, down from 33.8% last year. Several American markets facing an unfavourable economic climate continued their customized promotions from the first six months in order to maintain and even increase the number of customers per store. In Canada, it remained steady at 34.9% for both periods. Over the first three quarters, the merchandise and service gross margin was 33.6%, i.e. 32.9% in the U.S., down by 0.8% and 34.9% in Canada, constant with last year. The decrease in the U.S. can be explained by the above-mentioned reasons.

The motor fuel gross margin for our company-operated stores in the United States rose 1.19¢ per gallon, from 13.19¢ per gallon last year to 14.38¢ per gallon this quarter. In Canada, the margin rose, reaching Cdn5.03¢ per litre compared with Cdn4.05¢ per litre for the corresponding quarter in 2007. For the 40-week period ended February 3, 2008, the motor fuel gross margin for our company-operated stores in the United States was 14.65¢ per gallon compared with 15.50¢ per gallon for the corresponding first three quarters in the previous year. In Canada, the margin increased for the first three quarters to Cdn5.03¢ per litre compared with Cdn4.21¢ per litre last year.

As we have frequently mentioned in the past, the sometimes high volatility of gross margin from one quarter to another tends to stabilize on an annual basis. The motor fuel gross margin of our company-operated stores in the United States for the last eight quarters was as follows:

(US cents per gallon)

					Weighted
Quarter	4th	1st	2nd	3rd	average
52-week period ended February 3, 2008
Before deduction of expenses related to electronic payment modes	13.12	16.73	13.04	14.38	14.31
Expenses related to electronic payment modes	3.59	4.15	3.82	3.98	3.89
After deduction of expenses related to electronic payment modes	9.53	12.58	9.22	10.40	10.42
53-week period ended February 4, 2007
Before deduction of expenses related to electronic payment modes	10.96	13.60	20.73	13.19	14.48
Expenses related to electronic payment modes	3.31	3.82	3.77	3.12	3.46
After deduction of expenses related to electronic payment modes	7.65	9.78	16.96	10.07	11.02

Operating, selling, administrative and general expenses

Operating, selling, administrative and general expenses rose by 1.0% as a percentage of merchandise and service revenues on a quarterly basis and they increased 0.3% for the first three quarters. Excluding expenses related to electronic payment modes, operating, selling, administrative and general expenses increased only 0.4% as a percentage of merchandise and service revenues on a quarterly basis and fell 0.1% over the first three quarters. The increase for the third quarter can be attributed to the additional maintenance costs recently incurred for the sites acquired over the last 12 months as well as the increase in labour costs in certain regions.

Earnings before interests, taxes, depreciation and amortization [EBITDA]1

EBITDA was $130.6 million in the third quarter, up 4.5% compared with last year. The major acquisitions contributed $5.9 million. When we neutralize the variance of the motor fuel net margin2, using the same motor fuel net margin for the two comparable periods, EBITDA shows a decrease of 0.8%. Over the first three quarters, EBITDA posted growth of 7.1% to $420.9 million, of which $31.3 million stems from acquisitions. Still using the same motor fuel net margin2 for the two comparable periods, EBITDA increased by 12.0%.

Depreciation and amortization of property and equipment and other assets

The increase in depreciation expense stems primarily from investments made over the past 12 months through acquisitions and from the ongoing implementation of the IMPACT program in our network.

Financial expenses

Financial expenses were up $0.1 million compared with the quarter ended February 4, 2007, or $11.9 million over the first three quarters. The increases are primarily due to higher average borrowings partially offset by the drop in the average interest cost.

Income taxes

The income tax rate for this quarter is 16.0%, down from the 32.9% posted last year. This significant decrease is due to the reversal of the unusual income tax expense of $9.9 million recorded during the first quarter of 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec. For the first three quarters, excluding this aspect, the income tax rate is 32.5% compared with 33.5% for the same period last year.

Net earnings

We closed the third quarter of fiscal 2008 with net earnings of $50.5 million, which equals $0.25 per share or $0.24 per share on a diluted basis, compared with $43.7 million last year, an increase of $6.8 million or 15.6%. If we exclude the reversal of the unusual income tax expense recorded during the first quarter of 2007, net earnings would have fallen 7.1%. If we neutralize the variance of the motor fuel net margin2, using the same motor fuel net margin for the two comparable periods, and excluding the reversal for the quarter, decrease in net earnings is 15.6%. For the first three quarters, we closed the period with net earnings of $173.8 million, which equals $0.86 per share or $0.84 per share on a diluted basis, compared with $163.0 million last year, an increase of $10.8 million or 6.6%. Still considering the same motor fuel net margin2 for the two comparable periods and, excluding all effects of the unusual income tax expense, net earnings would have increased by 1.8%. The major acquisitions have slightly contributed to the increase in net earnings for the 16-week period but has a marginal negative effect for the 40-week period, as expected. However it is important to remember that these newly acquired stores have not yet generated their full potential and that their integration is going according to plan.

______________________
1. Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate our operating and financial performance. Note that our definition of this measure may differ from the ones used by other companies.

2.The same motor fuel net margin (net of expenses related to electronic payment modes) used for the comparable periods corresponds to the weighted average of the motor fuel net margin realized during the last eight quarters, for both the U.S. and Canadian company-operated sites.

Liquidity and Capital Resources

Our sources of liquidity remain unchanged compared with the fiscal year ended April 29, 2007. For further information, please consult the 2007 Annual Report.

We have interest rate swap agreements, which we entered into in 2004 with three banks. The terms of the agreements remain unchanged compared with the information provided in our 2007 Annual Report.

With respect to our capital expenditures and the acquisitions that we carried out in the first three quarters, they were financed using available cash flow. We expect that our cash available from operations together with borrowings available under our revolving unsecured credit facilities, as well as potential sale and leaseback transactions, will meet our liquidity needs in the foreseeable future.

Our credit facilities have not changed with respect to their terms of use since April 29, 2007. As at February 3, 2008, $408.0 million of the Company's term revolving unsecured operating credit had been used and the effective interest rate was 4.25%. The Company also has a $350.0 million subordinated unsecured debt. In addition, standby letters of credit in the amount of Cdn$0.7 million and Cdn$17.9 million were outstanding as at February 3, 2008.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	16-week periods ended			40-week periods ended
	February 3,	February 4,	Variation	February 3,	February 4,	Variation
	2008	2007		$2008	2007	$
Operating activities
Cash flows (1)	90.2	92.1	(1.9)	293.8	273.2	20.6
Other	(74.6)	3.4	(78.0)	(67.3)	(42.8)	(24.5)
Net cash provided by operating activities	15.6	95.5	(79.9)	226.5	230.4	(3.9)
Investing activities
Proceeds from sale and leaseback transactions	134.2	19.2	115.0	166.7	25.4	141.3
Purchase of property and equipment, net of
proceeds from the disposal of property and
equipment	(75.0)	(138.9)	63.9	(162.4)	(217.1)	54.7
Business acquisitions	(12.9)	(318.0)	305.1	(70.4)	(561.7)	491.3
Other	(1.4)	10.4	(11.8)	(2.7)	(3.0)	0.3
Net cash used in investing activities	44.9	(427.3)	472.2	(68.8)	(756.4)	687.6
Financing activities
Repayment of long-term debt	(110.3)	(0.2)	(110.1)	(110.9)	(167.0)	56.1
Share repurchase	(40.4)	-	(40.4)	(48.3)	-	(48.3)
Dividends	(7.0)	(5.3)	(1.7)	(18.7)	(14.3)	(4.4)
Increase in long-term borrowing	-	390.1	(390.1)	11.8	570.2	(558.4)
Issuance of shares	0.2	0.3	(0.1)	4.7	0.8	3.9
Net cash provided by (used in) financing activities	(157.5)	384.9	(542.4)	(161.4)	389.7	(551.1)
Company credit rating
Standard and Poor's	BB	BB		BB	BB
Moody's	Ba1	Ba1		Ba1	Ba1

1. These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

Operating activities

During the first three quarters, the other elements of operating activities have been negatively affected by the variance in non-cash working capital, which results primarily from the increase in inventory and accounts receivable which related to the increase in fuel costs, as well as the decrease in accounts payable, partially offset by the increase in income taxes payable.

Investing activities

A significant event occurring this quarter was our sale and leaseback transaction entered into on December 21, 2007 with Cole Credit Property Trust II, Inc. for a totaled consideration of $131.4 million. One of ours majors investments during the first three quarters was the acquisition of the Sterling stores. Capital expenditures are primarily related to the ongoing implementation of our IMPACT program throughout our network, as well as the replacement of equipment in some of our stores to enhance our offering of products and services as well as the addition of new stores.

Financing activities

A significant event occurring in the third quarter was the purchase of $40.4 million of our shares following the launch of the share repurchase program announced in August 2007 and a net debt repayment of $110.3 million. During the first three quarters of fiscal 2008, we reimbursed $99.1 million of our operating credit and repurchased a total of $48.3 million in shares.

Financial Position as at February 3, 2008

As shown by our indebtedness ratios included in the "Selected Consolidated Financial Information" section and our net cash provided by operating activities, our financial position is excellent.

The increase in our total assets stems primarily from the $37.5 million increase in inventory and the $33.9 million increase in property and equipment. Our cash and cash equivalents remained fairly constant, increasing slightly by $7.4 million, resulting from net cash provided by operating activities.

Contractual Obligations and Commercial Commitments

Other than our new sale and leaseback transaction with Cole Credit Property Trust II, Inc., as mentioned previously, there were no major changes during the quarter ended February 3, 2008, with respect to our contractual obligations and commercial commitments. For more information, please refer to our 2007 Annual Report.

Selected Quarterly Financial Information (Unaudited)

(In millions of US dollars except for per share data,								Extract
unaudited)								from the
								53-week
								period
	40-week period ended February 3,			52-week period ended				ended April
	2008			April 29, 2007				30, 2006
Quarter	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Weeks	16 weeks	12 weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks
Revenues	4,590.9	3,499.8	3,573.5	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9
Income before depreciation and amortization of
property and equipment and other assets,
financial expenses and income taxes	130.6	135.2	155.1	99.0	125.0	149.2	118.9	84.0
Depreciation and amortization of property and
equipment and other assets	53.8	41.1	37.7	34.4	43.3	28.3	27.8	26.8
Operating income	76.8	94.1	117.4	64.6	81.7	120.9	91.1	57.2
Financial expenses	16.7	13.8	15.0	14.4	16.6	8.5	8.5	8.5
Net earnings	50.5	54.2	69.1	33.4	43.7	74.7	44.6	32.1
Net earnings per share
Basic	$0.25	$0.27	$0.34	$0.17	$0.22	$0.37	$0.22	$0.16
Diluted	$0.24	$0.26	$0.33	$0.16	$0.21	$0.36	$0.21	$0.15

Outlook

During fiscal 2008, we will pursue our investments in order to deploy our IMPACT program in approximately 400 stores and build or acquire approximately 60 stores on an individual basis. Our capital budget for fiscal 2008 is approximately $300.0 million, which we plan to finance with our net cash provided by operating activities. With respect to store acquisitions, we are confident we will be able to enter into agreements before the end of the fiscal year that could add approximately 250 company-operated stores.

Past experience has shown us that we are able to thrive in unfavourable economic periods, namely through well-selected and profitable acquisitions. Our objective for future quarters is to pursue that path while maintaining a sound financial position.

March 12, 2008

 CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	16 weeks		40 weeks
For the periods ended	February 3,	February 4,	February 3,	February 4,
	2008	2007	2008	2007
	$	$	$	$
Revenues	4,590.9	3,498.0	11,664.2	9,114.8
Cost of sales	3,930.9	2,910.1	9,919.6	7,576.3
Gross profit	660.0	587.9	1,744.6	1,538.5

Operating, selling, administrative and general expenses	529.4	462.9	1,323.7	1,145.4
Depreciation and amortization of property and equipment and other assets	53.8	43.3	132.6	99.4
	583.2	506.2	1,456.3	1,244.8
Operating income	76.8	81.7	288.3	293.7
Financial expenses	16.7	16.6	45.5	33.6
Earnings before income taxes	60.1	65.1	242.8	260.1
Income taxes (Note 9)	9.6	21.4	69.0	97.1
Net earnings	50.5	43.7	173.8	163.0

Net earnings per share (Note 4)
Basic	0.25	0.22	0.86	0.81
Diluted	0.24	0.21	0.84	0.78
Weighted average number of shares (in thousands)	201,878	202,163	202,366	202,100
Weighted average number of shares – diluted (in thousands)	206,707	208,384	207,527	208,199
Number of shares outstanding at end of period (in thousands)	200,268	202,172	200,268	202,172

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

	16 weeks		40 weeks
For periods ended	February 3,	February 4,	February 3,	February 4,
	2008	2007	2008	2007
	$	$	$	$
Net earnings	50.5	43.7	173.8	163.0
Other comprehensive income, net of income taxes
Net change in unrealized gains (losses) on translating Canadian and corporate operations into the reporting currency	(35.6)	(14.4)	35.6	(21.7)
Net change in unrealized gains on available-for-sale financial assets	(0.1)	-	-	-
Other comprehensive income	(35.7)	(14.4)	35.6	(21.7)
Comprehensive income	14.8	29.3	209.4	141.3

The accompanying notes are an integral part of the consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CAPITAL STOCK
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 3,	February 4,
	2008	2007
	$	$
Balance, beginning of period	352.3	351.0
Issuance resulting from stock options exercised for cash	4.7	0.6
Fair value of stock options exercised	1.8	0.2
Carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled	(6.3)	-
Balance, end of period	352.5	351.8

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 3,	February 4,
	2008	2007
	$	$
Balance, beginning of period	13.4	9.4
Stock-based compensation (Note 6)	3.3	2.8
Fair value of stock options exercised	(1.8)	(0.2)
Balance, end of period	14.9	12.0

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 3,	February 4,
	2008	2007
	$	$
Balance, beginning of period, as previously reported	681.9	505.0
Impact of changes in accounting policies (Note 2)	0.9	-
Balance, beginning of period, as restated	682.8	505.0
Net earnings	173.8	163.0
	856.6	668.0
Dividends	(18.7)	(14.3)
Excess of purchase price over carrying value of Class A multiple voting shares and Class B subordinate voting shares repurchased and cancelled	(30.1)	-
Balance, end of period	807.8	653.7

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 40-week periods ended	February 3,	February 4,
	2008	2007
	$	$
Balance, beginning of period, as previously reported (Note 2)	97.8	100.6
Impact of changes in accounting policies (Note 2)	0.4
Balance, beginning of period, as restated	98.2	100.6
Net changes in other comprehensive income during the period, net of income taxes	35.6	(21.7)
Balance, end of period	133.8	78.9

The accompanying notes are an integral part of the consolidated financial statements.

 CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

	16 weeks		40 weeks
For periods ended	February 3,	February 4,	February 3,	February 4,
	2008	2007	2008	2007
	$	$	$	$
Operating activities
Net earnings	50.5	43.7	173.8	163.0
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits and financing fees recorded in long-term debt	47.0	37.3	116.7	87.4
Future income taxes	(7.5)	15.0	6.3	23.7
Loss (gain) on disposal of property and equipment and other assets	0.2	(3.9)	(3.0)	(0.9)
Deferred credits	4.0	20.4	11.7	27.4
Other	10.2	1.0	19.8	7.7
Changes in non-cash working capital	(88.8)	(18.0)	(98.8)	(77.9)
Net cash provided by operating activities	15.6	95.5	226.5	230.4

Investing activities
Purchase of property and equipment	(78.2)	(148.5)	(176.7)	(230.7)
Proceeds from sale and leaseback transactions	134.2	19.2	166.7	25.4
Business acquisitions (Note 3)	(12.9)	(318.0)	(70.4)	(561.7)
Proceeds from disposal of property and equipment and other assets	3.2	9.6	14.3	13.6
Increase in other assets	(1.6)	(10.0)	(2.9)	(16.7)
Deposit reimbursement (deposit) on business acquisition	0.2	11.6	0.2	(2.4)
Temporary investments	-	8.8	-	21.1
Liabilities related to business acquisitions	-	-	-	(5.0)
Net cash provided (used) in investing activities	44.9	(427.3)	(68.8)	(756.4)

Financing activities
Repayment of long-term debt	(110.3)	(0.2)	(110.9)	(167.0)
Repurchase of Class A multiple voting shares and Class B subordinate voting shares	(40.4)	-	(48.3)	-
Dividends paid	(7.0)	(5.3)	(18.7)	(14.3)
Increase in long-term debt	-	390.1	11.8	570.2
Issuance of shares	0.2	0.3	4.7	0.8
Net cash (used in) provided by financing activities	(157.5)	384.9	(161.4)	389.7
Effect of exchange rate fluctuations on cash and cash equivalents	(0.2)	(2.9)	11.1	(4.1)
Net increase (decrease) in cash and cash equivalents	(97.2)	50.2	7.4	(140.4)
Cash and cash equivalents, beginning of period	246.3	140.9	141.7	331.5
Cash and cash equivalents, end of period	149.1	191.1	149.1	191.1

Supplemental information:
Interest paid	24.1	22.1	54.9	42.7
Income taxes paid	30.8	13.7	50.4	39.0

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at February 3,	As at April 29,
	2008	2007
	(unaudited)	(1)
	$	$
Assets
Current assets
Cash and cash equivalents	149.1	141.7
Accounts receivable	232.6	199.0
Inventories	419.6	382.1
Prepaid expenses	20.6	13.5
Future income taxes	21.2	22.7
	843.1	759.0
Property and equipment	1,705.5	1,671.6
Goodwill	406.5	373.8
Trademarks and licenses	170.0	168.7
Deferred charges	14.1	25.8
Other assets	47.3	43.4
Future income taxes	1.7	0.9
	3,188.2	3,043.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	696.0	740.3
Income taxes payable	65.0	46.6
Current portion of long-term debt	1.2	0.5
Future income taxes	0.1	0.1
	762.3	787.5
Long-term debt	764.3	869.5
Deferred credits and other liabilities	254.9	161.9
Future income taxes	97.7	78.9
	1,879.2	1,897.8

Shareholders' equity
Capital stock	352.5	352.3
Contributed surplus	14.9	13.4
Retained earnings (Note 2)	807.8	681.9
Accumulated other comprehensive income (Note 2)	133.8	97.8
	1,309.0	1,145.4
	3,188.2	3,043.2

(1) The balance sheet as of April 29, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian Generally Accepted Accounting Principles for complete financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and have not been subject to a review engagement by the Company's external auditors. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 29, 2007, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements do not include all the information for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2007 Annual Report (the 2007 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company's business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer's sales.

2. ACCOUNTING CHANGES

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, which establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard was implemented retroactively without restatement of prior periods financial statements.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held for trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly traded securities	Available for sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 40-week period ended February 3, 2008, there is not impact in other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings. For the 40-week period ended February 3, 2008, the impact is not significant.

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 “Hedges”, which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Notes 4 and 23 of the consolidated financial statements included in the 2007 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing each other, with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders' equity to offset the foreign currency translation adjustments on the investments.

As of April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits and other liabilities and in a decrease of $14.9 in Long-term debt.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 “Comprehensive Income”. This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders' equity. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and presentation

On April 30, 2007, the Company adopted CICA Handbook Section 3861 “Financial Instruments – Disclosure and Presentation”, which replaces Section 3860, of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 “Equity”, which replaces Section 3250 “Surplus”. This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

3. BUSINESS ACQUISITIONS

Effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

In addition, during the 40-week period ended February 3, 2008, the Company purchased 18 stores, including two from an affiliated, through 15 distinct transactions.

These acquisitions were settled for a total cash consideration of $70.4, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of assets acquired, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.8
Property and equipment	59.9
Total tangible assets	63.7
Liabilities assumed
Accounts payable and accrued liabilities	0.3
Deferred credits and other liabilities	0.6
Total liabilities	0.9
Net tangible assets acquired	62.8
Non-compete agreements	1.1
Goodwill	6.5
Total consideration paid, including direct acquisition costs	70.4

The Company expects that approximately $5.7 of the goodwill related to these transactions will be deductible for tax purposes.

4. NET EARNINGS PER SHARE

	16-week period			16-week period
	ended February 3, 2008			ended February 4, 2007

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	50.5	201,878	0.25	43.7	202,163	0.22

Dilutive effect of stock options		4,829	(0.01)		6,221	(0.01)
Diluted net earnings available for
Class A and B shareholders	50.5	206,707	0.24	43.7	208,384	0.21

	40-week period			40-week period
	ended February 3, 2008			ended February 4, 2007

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to
Class A and B shareholders	173.8	202,366	0.86	163.0	202,100	0.81

Dilutive effect of stock options		5,161	(0.02)		6,099	(0.03)
Diluted net earnings available for
Class A and B shareholders	173.8	207,527	0.84	163.0	208,199	0.78

A total of 1,462,999 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 16 and 40-week periods ended February 3, 2008. There are 191,400 stock options excluded from the calculation for the 16 and 40 week periods ended February 4, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

5. CAPITAL STOCK

As at February 3, 2008, the Company has 56,072,912 (56,175,312 as at February 4, 2007) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 144,195,182 (145,996,246 as at February 4, 2007) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at February 3, 2008, 8,905,699 stock options for the purchase of Class B subordinate voting shares are outstanding (9,217,116 as at February 4, 2007). These stock options can be gradually exercised at various dates until January 14, 2018, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Eight series of stock options totaling 280,000 stock options at exercise prices ranging from Cdn$17.30 to Cdn$23.54 were granted since the beginning of the fiscal year.

For the 16 and 40-week periods ended as at February 3, 2008, the stock-based compensation costs amount to $1.3 and $3.3, respectively. For the 16 and 40-week periods ended as at February 4, 2007, the stock-based compensation costs amount to $1.1 and $2.8, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

*    risk-free interest rate of 4,00%;
*    expected life of 8 years;
*    expected volatility of 32%;
*    expected quarterly dividend of Cdn$0.033 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.17 (Cdn$11.62 as at February 4, 2007). A description of the Company's stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2007 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 16 and 40 week periods ended as at February 3, 2008, the Company's total net pension expense included in its consolidated statement of earnings amounts to $1.8 and $4.6, respectively. For the corresponding 16 and 40-week periods ended as at February 4, 2007, the expense is $1.7 and $4.1, respectively. The Company's pension plans are described in Note 21 of the consolidated financial statements presented in the 2007 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	16-week period			16-week period
	ended February 3, 2008			ended February 4, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	1,011.3	501.5	1,512.8	937.9	422.9	1,360.8
Motor fuel	2,685.6	392.5	3,078.1	1,875.4	261.8	2,137.2
	3,696.9	894.0	4,590.9	2,813.3	684.7	3,498.0
Gross Profit
Merchandise and services	332.9	174.9	507.8	317.1	147.7	464.8
Motor fuel	126.7	25.5	152.2	106.7	16.4	123.1
	459.6	200.4	660.0	423.8	164.1	587.9
Property and equipment and
goodwill (a)	1,760.6	351.4	2,112.0	1,457.5	427.3	1,884.8

	40-week period			40-week period
	ended February 3, 2008			ended February 4, 2007
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer
revenues (a)
Merchandise and services	2,685.5	1,350.9	4,036.4	2,347.9	1,182.0	3,529.9
Motor fuel	6,662.3	965.5	7,627.8	4,847.9	737.0	5,584.9
	9,347.8	2,316.4	11,664.2	7,195.8	1,919.0	9,114.8
Gross Profit
Merchandise and services	884.1	471.6	1,355.7	791.4	413.1	1,204.5
Motor fuel	326.2	62.7	388.9	289.3	44.7	334.0
	1,210.3	534.3	1,744.6	1,080.7	457.8	1,538.5

(a)	Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company recorded an unusual retroactive income tax expense of $9.9. During the 16-week period ended February 3, 2008, the Company reversed this unusual income tax expense following an agreement with the taxing authorities.

10. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Capital disclosures and financial instruments disclosures and presentation

In December 2006, the CICA issued three new standards: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation” and Section 1535 “Capital Disclosures”. These three new standards are applicable to fiscal years beginning on or after October 1st, 2007.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity's financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Section 3855 “Financial Instruments – Recognition and Measurement”, 3863 “Financial Instruments – Presentation” and 3865 “Hedges”.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 “Financial Instruments – Disclosure and Presentation”.

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed to enable users of financial statements to evaluate the entity's objectives, policies and procedures for managing capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

The Company will implement these three new standards in its first quarter of fiscal year 2009 and is currently evaluating the impact of their adoption on its consolidated financial statements.

Inventories

In June 2007, the CICA issued Handbook Section 3031 “Inventories”, in replacing Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. Finally, the section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

This new standard is applicable to fiscal years beginning on or after January 1st , 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. The Company will implement this standard in its first quarter of fiscal year 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, in replacing Section 3062 “Goodwill and other intangible assets” and Section 3450 “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.

This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company will implement this standard in its first quarter of fiscal year 2010 and is currently evaluating the impact of its adoption on its consolidated financial statements. The Company does not expect that the adoption of this new Section will have a material impact on its financial statements.

International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in 2011 for publicly accountable profit-oriented enterprises. IFRS will replace Canada's current GAAP for those enterprises.

These new standards are applicable to fiscal years beginning on or after January 1, 2011. Companies will be required to provide comparative IFRS information for the previous fiscal year. The Company will implement this standard in its first quarter of fiscal year 2012 and is currently evaluating the impact of their adoption on its consolidated financial statements.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.